UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  Form U-13-60

                                  ANNUAL REPORT


                                 FOR THE PERIOD

Beginning      January 1, 2003      and Ending            December 31, 2003
              -----------------                          -------------------



                                     TO THE

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                       KEYSPAN ENGINEERING & SURVEY, INC.
                       ----------------------------------

                       (Exact Name of Reporting Company)



A                  Subsidiary                              Service Company
             --------------------------
             ("Mutual" or "Subsidiary")

Date of Incorporation       July 9, 1931
                            -------------

If not Incorporated, Date of Organization       N/A
                                               ------

State of Sovereign Power under which Incorporated or Organized     New York
                                                                  ------------

Location of Principal Executive Offices of Reporting Company    Hicksville, NY
                                                                ---------------

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                            Theresa A. Balog (Name)

                     Vice President and Controller (Title)

               One Metrotech Center, Brooklyn, NY 11201 (Address)
               --------------------------------------------------


Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company

                              KEYSPAN CORPORATION
                              -------------------

                      INSTRUCTIONS FOR USE ON FORM U-13-60

1. TIME OF FILING

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2. NUMBER OF COPIES

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report became necessary.

3. PERIOD COVERED BY REPORT

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousand of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6. DEFICITS DISPLAYED

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART

The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.

                 LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                                          Schedule or         Page
Description of Schedules and Accounts                                    Account Number      Number
----------------------------------------                                -----------------   ----------

    COMPARATIVE BALANCE SHEET                                           Schedule I             4-5
       SERVICE COMPANY PROPERTY                                         Schedule II             6
       ACCUMULATED PROVISION FOR  DEPRECIATION  AND
         AMORTIZATION OF SERVICE COMPANY PROPERTY                       Schedule III            7
       INVESTMENTS                                                      Schedule IV             8
       ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES                     Schedule V              9
       FUEL STOCK EXPENSES UNDISTRIBUTED                                Schedule VI            10
       STORES EXPENSE UNDISTRIBUTED                                     Schedule VII           11
       MISCELLANEOUS CURRENT AND ACCRUED ASSETS                         Schedule VIII          12
       MISCELLANEOUS DEFERRED DEBITS                                    Schedule IX            13
       RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES              Schedule X             14
       PROPRIETARY CAPITAL                                              Schedule XI            15
       LONG-TERM DEBT                                                   Schedule XII           16
       CURRENT AND ACCRUED LIABILITIES                                  Schedule XIII          17
       NOTES TO FINANCIAL STATEMENTS                                    Schedule XIV          18-23


    COMPARATIVE INCOME STATEMENT                                        Schedule XV            24
       ANALYSIS OF BILLING - ASSOCIATE COMPANIES                        Account 457            25
       ANALYSIS OF BILLING - NONASSOCIATE COMPANIES                     Account 458            26
       ANALYSIS OF CHARGES FOR SERVICE- ASSOCIATE AND
         NONASSOCIATE COMPANIES                                         Schedule XVI           27
       SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE  OR
         SERVICE FUNCTION                                               Schedule XVII          28
       DEPARTMENTAL ANALYSIS OF SALARIES                                Account 920            29
       OUTSIDE SERVICES EMPLOYED                                        Account 923            30
       EMPLOYEE PENSIONS AND BENEFITS                                   Account 926            31
       GENERAL ADVERTISING EXPENSES                                     Account 930.1          32
       MISCELLANEOUS GENERAL EXPENSES                                   Account 930.2          33
       RENTS                                                            Account 931            34
       TAXES OTHER THAN INCOME TAXES                                    Account 408            35
       DONATIONS                                                        Account 426.1          36
       OTHER DEDUCTIONS                                                 Account 426.5          37
       NOTES TO STATEMENT OF INCOME                                     Schedule XVIII         38
       FINANCIAL DATA SCHEDULE                                          Schedule XIX           39

    ORGANIZATION CHART                                                                         40

    METHODS OF ALLOCATION                                                                     41-44

    ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED                                 45

             ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      SCHEDULE I - BALANCE SHEET
                                 (In Thousands)


                                                                                       As of December 31,
                                                                               ------------------------------------
   ACCOUNT                             DESCRIPTION                                  2003                2002
--------------    ------------------------------------------------------       ----------------    ----------------

                  ASSETS AND OTHER DEBIT ACCOUNTS

                  Service Company Property
          101     Service company property                                     $             -     $             -
          107     Construction work in progress                                             53               1,503
                                                                               ----------------    ----------------
                                                                               ----------------    ----------------
                                                         Total Property                     53               1,503
          108     Accumulated provision for depreciation and amortization
                     of service company property                                             -                   -
                                                                               ----------------    ----------------
                                           Net Service Company Property                     53               1,503
                                                                               ----------------    ----------------

                  Investments
          123     Investment in associate companies                                          -                   -
          124     Other investments                                                          -                   -
                                                                               ----------------    ----------------
                                                      Total Investments                      -                   -
                                                                               ----------------    ----------------

                  Current and Accrued Assets
          131     Cash                                                                       -                   -
          134     Special deposits                                                           -                   -
          135     Working funds                                                              -                   -
          136     Temporary cash investments                                                 -                   -
          141     Notes receivable                                                           -                   -
          143     Accounts receivable                                                       85                 127
          144     Accumulated provision for uncollectible accounts                           -                   -
          146     Accounts receivable from associate companies                          35,330              19,608
          152     Fuel stock expenses undistributed                                          -                   -
          154     Materials and supplies                                                     -                   -
          163     Stores expense undistributed                                               -                   -
          165     Prepayments                                                               67                  31
          174     Miscellaneous current and accrued assets                                   -                   -
                                                                               ----------------    ----------------
                                       Total Current and Accrued Assets                 35,482              19,766
                                                                               ----------------    ----------------

                  Deferred Debits
          181     Unamortized debt expense                                                   -                   -
          184     Clearing accounts                                                          -                   -
          186     Miscellaneous deferred debits                                            540                 540
          188     Research, development or demonstration expenditures                        -                   -
          190     Accumulated deferred income taxes                                      2,929               2,855
                                                                               ----------------    ----------------
                                                  Total Deferred Debits                  3,469               3,395
                                                                               ----------------    ----------------

                  Total Assets and Other Debit Accounts                        $        39,004     $        24,664
                                                                               ================    ================

             ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      SCHEDULE I - BALANCE SHEET
                                 (In Thousands)


                                                                                       As of December 31,
                                                                               ------------------------------------
   ACCOUNT                             DESCRIPTION                                  2003                2002
--------------    ------------------------------------------------------       ----------------    ----------------

                  LIABILITIES AND OTHER CREDIT ACCOUNTS

                  Proprietary Capital
          201     Common stock issued                                          $           540     $           540
          211     Miscellaneous paid-in-capital                                              -                   -
          215     Appropriated retained earnings                                             -                   -
          216     Unappropriated retained earnings                                         (76)                (57)
                                                                               ----------------    ----------------
                                              Total Proprietary Capital                    464                 483
                                                                               ----------------    ----------------

                  Long-Term Debt
          223     Advances from associate companies                                          -                   -
          224     Other long-term debt                                                       -                   -
          225     Unamortized premium on long-term debt                                      -                   -
          226     Unamortized discount on long-term debt                                     -                   -
                                                                               ----------------    ----------------
                                                   Total Long-Term Debt                      -                   -
                                                                               ----------------    ----------------

                  Current and Accrued Liabilities
          231     Notes payable                                                              -                   -
          232     Accounts payable                                                       6,635               3,040
          233     Notes payable to associate companies                                       -                   -
          234     Accounts payable to associate companies                               22,585              16,407
          236     Taxes accrued                                                          1,055                 633
          237     Interest accrued                                                           -                   -
          238     Dividends declared                                                         -                   -
          241     Tax collections payable                                                  143                 165
          242     Miscellaneous current and accrued liabilities                         10,218               8,477
                                                                               ----------------    ----------------
                                  Total Current and Accrued Liabilities                 40,636              28,722
                                                                               ----------------    ----------------

                  Deferred Credits
          253     Other deferred credits                                                     -                   -
          255     Accumulated deferred investment tax credits                                -                   -
                                                                               ----------------    ----------------
                                                 Total Deferred Credits                      -                   -
                                                                               ----------------    ----------------

                  Accumulated Deferred Income Taxes
          282     Accumulated deferred income taxes                                     (2,096)             (4,541)
                                                                               ----------------    ----------------
                                      Accumulated Deferred Income Taxes                 (2,096)             (4,541)
                                                                               ----------------    ----------------

                  Total Liabilities and Other Credit Accounts                  $        39,004     $       24,664
                                                                               ================    ================

              ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                                  SCHEDULE II
                            SERVICE COMPANY PROPERTY
                                 (In Thousands)

                                                        BALANCE AT                                              BALANCE
                                                        BEGINNING                  RETIREMENTS    OTHER (1)     AT CLOSE
ACCOUNT                  DESCRIPTION                     OF YEAR       ADDITIONS     OR SALES      CHANGES       OF YEAR
---------------- ----------------------------          ------------  ------------  ------------  ------------  ------------

      101        SERVICE COMPANY PROPERTY              $         -   $         -   $         -   $         -   $         -
                                                       ============  ============  ============  ============  ============

      107        CONSTRUCTION WORK IN PROGRESS (4)     $     1,503   $         -   $         -   $    (1,450)  $        53
                                                       ============  ============  ============  ============  ============


         (1)  PROVIDE AN EXPLANATION  OF THOSE CHARGES  CONSIDERED  MATERIAL:

                    Engineering charges transferred to KeySpan Electric Services
                    LLC,   KeySpan   Generation   LLC  and   KeySpan   Gas  East
                    Corporation.


          (2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                    NONE


          (3)  DESCRIBE OTHER SERVICE COMPANY PROPERTY:

                    NONE


          (4)   DESCRIBE CONSTRUCTION WORK IN PROGRESS:

                    Computer Hardware Purchases Office Furniture & Equipment Purchases

             ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
              For the Year Ended December 31, 2003

                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY
                                 (In Thousands)

                                                     BALANCE AT       ADDITIONS                         OTHER           BALANCE
                                                     BEGINNING       CHARGED TO                        CHARGES         AT CLOSE
ACCOUNT                  DESCRIPTION                  OF YEAR        ACCT. 403       RETIREMENTS     ADD/(DEDUCT)       OF YEAR
---------------- -----------------------------     --------------  --------------  ------------------------------------------------

      108        ACCUMULATED PROVISION FOR
                 DEPRECIATION AND AMORTIZATION
                 OF SERVICE COMPANY PROPERTY        $          -    $          -    $           -   $            -    $          -
                                                   ==============  ==============  =============== ================  ==============

           ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
           For the Year Ended December 31, 2003

                                  SCHEDULE IV
                                  INVESTMENTS
                                 (In Thousands)

INSTRUCTIONS:  Complete the following schedule concerning investments.

                    UnderAccount 124 - Other Investments, state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

                    Under Account 136 - Temporary Cash Investments, list each investment separately.

                                                                                          BALANCE AT             BALANCE AT
                                                                                           BEGINNING              CLOSE OF
                        DESCRIPTION                                                         OF YEAR                 YEAR
                -----------------------------                                           --------------         --------------
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                                          $          -           $          -
                                                                                        ==============         ==============


ACCOUNT 124 - OTHER INVESTMENTS                                                          $          -           $          -
                                                                                        ==============         ==============


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                                                 $          -           $          -
                                                                                        ==============         ==============

           ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
           For the Year Ended December 31, 2003

                                   SCHEDULE V
                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTIONS:  Complete the following schedule listing accounts  receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


                                                                                          BALANCE AT           BALANCE AT
                                                                                          BEGINNING             CLOSE OF
                        DESCRIPTION                                                        OF YEAR                YEAR
                -----------------------------                                           --------------       --------------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

                Boston Gas Company                                                       $          1        $           1
                Energy North Natural Gas, Inc.                                                      -                 (406)
                KeySpan Corporate Services LLC                                                  4,522                4,889
                KeySpan Utility Services LLC                                                       16                    -
                KeySpan Electric Services LLC                                                  12,686               21,758
                KeySpan Generation LLC                                                          8,324               19,216
                KeySpan Energy Development Corporation                                            173                   82
                KeySpan Gas East Corporation                                                      424                  627
                The Brooklyn Union Gas Company                                                     69                   84
                KeySpan Ravenswood Services Corp.                                               5,132                6,189
                KeySpan Energy Trading Services LLC                                                24                   22
                KeySpan Services Inc.                                                             (11)                   -
                KeySpan Glenwood Energy Center LLC                                                295                  409
                KeySpan Port Jefferson Energy Center LLC                                          210                  496
                KeySpan Corporation                                                           (12,257)             (18,037)
                                                                                        --------------       --------------

                TOTAL                                                                    $     19,608         $     35,330
                                                                                        ==============       ==============

                 ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
              For the Year Ended December 31, 2003

                                  SCHEDULE VI
                       FUEL STOCK EXPENSES UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


                  DESCRIPTION                                        LABOR               EXPENSES                TOTAL
                ----------------------------------               --------------        --------------        --------------

ACCOUNT 152 - FUEL STOCK EXPENSES
                UNDISTRIBUTED                                     $          -          $          -          $          -
                                                                 ==============        ==============        ==============


             ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                                  SCHEDULE VII
                          STORES EXPENSE UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to stores expense during the year and indicate amount attributable to each associate company.



                    DESCRIPTION                                      LABOR                 EXPENSES            TOTAL
              ------------------------                          ---------------         --------------     --------------

ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED                       $           -           $          -       $          -
                                                                ===============         ==============     ==============

            ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                                 SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                               BALANCE AT             BALANCE AT
                                                                               BEGINNING               CLOSE OF
                    DESCRIPTION                                                 OF YEAR                  YEAR
              ------------------------                                       ---------------        ---------------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS                        $           -          $           -
                                                                             ===============        ===============

           ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                                  SCHEDULE IX
                         MISCELLANEOUS DEFERRED DEBITS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each class.


                                                                             BALANCE AT                BALANCE AT
                                                                              BEGINNING                 CLOSE OF
                    DESCRIPTION                                                OF YEAR                    YEAR
              ------------------------                                     ----------------         -----------------

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

              Intangible Asset - Engineering License                        $          540           $           540
                                                                           ================         =================


           ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                                   SCHEDULE X
              RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                 (In Thousands)

INSTRUCTIONS:  Provide a description of each material  research,  development or
               demonstration   project  that  incurred   costs  by  the  service
               corporation during the year.


                    DESCRIPTION                                                                  AMOUNT
              ------------------------                                                       ----------------

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES                             $            -
                                                                                             ================

              ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                                  SCHEDULE XI
                              PROPRIETARY CAPITAL
                                 (In Thousands)

                                                  NUMBER OF        PAR OR STATED           OUTSTANDING
   ACCOUNT                                          SHARES             VALUE                AT CLOSE
   NUMBER              CLASS OF STOCK             AUTHORIZED         PER SHARE              OF PERIOD
-------------- ------------------------------- ----------------- -------------------  ----------------------

     201       Common Stock Issued                300 Shares             -            NO. OF SHARES
                                                                                                         10
                                                                                      TOTAL AMOUNT
                                                                                                       $540


INSTRUCTIONS:  Classify   amounts  in  each  account  with  brief   explanation,
               disclosing the general nature of transactions that gave rise to the reported amounts.


DESCRIPTION                                                            AMOUNT
---------------                                                  -------------------

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                       $               -


ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                      $               -
                                                                 -------------------

TOTAL                                                             $               -
                                                                 ===================


INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


                                BALANCE AT                                                 BALANCE AT
                                 BEGINNING        NET INCOME         DIVIDENDS                CLOSE
DESCRIPTION                       OF YEAR         OR (LOSS)             PAID                 OF YEAR
---------------               ---------------- ----------------- -------------------  ----------------------

ACCOUNT 216
    UNAPPROPRIATED
    RETAINED EARNINGS          $         (57)   $          (19)   $               -    $               (76)
                              ================ ================= ===================  ======================


Net Income is the result of the following:
     Net Income before Taxes                    $           46
     Less:  State Income Tax Expense                        22
     Less:  Federal Income Tax Expense                      43
                                               -----------------
     Net Income                                 $          (19)
                                               =================

Net Income before Taxes represents -
     Late Payment Charge from Associates        $           46
                                               =================

            ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                                  SCHEDULE XII
                                 LONG-TERM DEBT
                                 (In Thousands)

INSTRUCTIONS:  Advances from associate  companies should be reported  separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.



                           TERMS OF OBLIG   DATE                          BALANCE AT                                 BALANCE AT
                           CLASS & SERIES    OF     INTEREST    AMOUNT    BEGINNING                    (1)             CLOSE
    NAME OF CREDITOR       OF OBLIGATION  MATURITY    RATE    AUTHORIZED   OF YEAR    ADDITIONS    DEDUCTIONS         OF YEAR
-------------------------- ------------   --------  -------   ----------  ----------  ---------   -------------  ------------------

    NONE                                                                   $      -    $     -    $          -    $              -
                                                                          ==========  =========  ==============  ==================

     ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                                 SCHEDULE XIII
                        CURRENT AND ACCRUED LIABILITIES
                                 (In Thousands)

INSTRUCTIONS:  Provide  balance of notes and accounts  payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                               BALANCE AT                 BALANCE AT
                                                                               BEGINNING                   CLOSE OF
                    DESCRIPTION                                                 OF YEAR                      YEAR
              ------------------------                                     -------------------       ----------------------

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES                          $               -         $                  -
                                                                           ===================       ======================






ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

              KeySpan Corporation                                           $          14,626         $             21,309
              KeySpan Corporate Services LLC                                            1,657                          960
              KeySpan Utility Services LLC                                                124                          130
              KeySpan Electric Services LLC                                                 -                           30
              KeySpan Generation LLC                                                        -                          136
              KeySpan Gas East Corporation                                                  -                           20
                                                                           -------------------       ----------------------

              TOTAL                                                         $          16,407         $             22,585
                                                                           ===================       ======================







ACCOUNT 242 - MISCELLANEOUS CURRENT & ACCRUED LIABILITIES

              Severance Accrual                                             $             595         $                595
              Employees 401K Match                                                        161                          161
              Officers' Deferred Stock Unit Plan 20% Match                                  4                            -
              Accrued Vacation                                                          4,203                        4,569
              Accrued Incentive Compensation                                            3,514                        4,893
                                                                           -------------------       ----------------------

              TOTAL                                                         $           8,477         $             10,218
                                                                           ===================       ======================


Microsoft Word 10.0.2627;18



               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                  SCHEDULE XIV
                          NOTES TO FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies

Organization of the Company

KeySpan Engineering and Survey, Inc ("KENG "or the "Company") is a wholly-owned subsidiary of KeySpan Corporation ("KeySpan" or the "Parent"), a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). KeySpan became a registered holding company under PUHCA as a result of the acquisitions of Eastern Enterprises (Eastern) and EnergyNorth, Inc. (ENI) on November 8, 2000. The primary operating companies of KeySpan are The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), KeySpan Gas East Corporation Company d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), Boston Gas Company, Essex Gas Company, Colonial Gas Company, EnergyNorth Gas, Inc. (collectively d/b/a KeySpan Energy New England "KEDNE"), KeySpan Generation LLC, KeySpan Ravenswood, Inc. and KeySpan Electric Services LLC ("KeySpan Electric").

Description of Business

Pursuant to a Service Agreement between KENG and KeySpan and its subsidiaries (collectively, the "Client Companies"), KENG advises and assists Client Companies in the study, planning, engineering, maintenance and construction of energy plant facilities of each Client Company and of the Gas Systems and the Electric Systems as a whole, and advise, assist and manage the planning, engineering and construction operations of Client Companies.

In accordance with the Service Agreement, services provided to Client Companies are allocated to each Company at cost based upon guidelines set forth in the Service Agreement. Per the Service Agreement, costs are: (1) directly assigned where possible; (2) allocated using a reasonable and equitable allocation ratio based upon a cost-causation relationship; or (3) allocated broad base. Service allocation ratios are defined in the Service Agreement.

Basis of Presentation

These financial statements were prepared in conformity with generally accepted accounting principles ("GAAP") in the United States. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

The financial statements presented herein include the years ended December 31, 2003 and December 31, 2002. The accounting records of KENG are maintained in accordance with the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies under PUHCA, as administered by the Securities and Exchange Commission ("SEC").

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Income Taxes

KeySpan and its subsidiaries file a consolidated federal income tax return. In accordance with Statement of Accounting Standard ("SFAS") 109, "Accounting for Income Taxes", the Company utilizes a tax sharing agreement for the allocation of a realized tax liability or benefit based upon separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return. Deferred income taxes are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" which was revised in December 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the original provisions of FIN 46 were to be applied for the first interim or annual period beginning after June 15, 2003. In October, the FASB delayed implementation of FIN 46 until the fourth quarter 2003 for certain variable interest entities. KENG does not have an arrangement with a variable interest entity.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain instruments embedded in other contracts and for hedging activities under Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement: (i) clarifies under what circumstances a contract with an initial net investment meets the

              ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

characteristic of a derivative; (ii) clarifies when a derivative contains a financing component; (iii) amends the definition of an underlying; and (iv) amends certain other existing pronouncements. The implementation of this Statement did not have an impact on KENG's results of operations, financial condition or cash flows since KENG's has not entered into any derivative financial instruments. The Statement was effective for contracts entered into or modified after June 30, 2003.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or an asset in some circumstances) when there is an obligation to redeem the issuer's shares and either requires or may require satisfaction of the obligation by transferring assets, or satisfy the obligation by issuing additional equity shares subject to certain criteria. This Statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The implementation of this Statement did not have an impact on KENG's results of operations, financial condition or cash flows.

In July 2003, the FASB concluded its discussions on EITF 03-11 "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 Accounting for Derivative Instruments and Hedging Activities and Not Held for Trading Purposes as Defined in EITF Issue No. 02-3 Issues Involved in Accounting for Derivative Contracts held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." The Task Force reached a consensus that determining whether realized gains or losses on physically settled derivative contracts not "held for trading purposes" should be reported in the income statement on a gross or net basis is a matter of judgment that depends on the relevant facts and circumstances. The implementation of this Statement did not have an impact on KENG's results of operations, financial condition or cash flows since KENG has not entered into any derivative financial instruments. This Statement was effective October 1, 2003.

In December 2003, the FASB issued SFAS 132 (revised 2003) "Employers' Disclosures about Pensions and Other Postretirement Benefits." This Statement revises employers' disclosures about pension and other postretirement benefit plans. This Statement retains the disclosure requirements contained in FASB Statement 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits", which it replaces. It requires additional disclosures to those in the original Statement 132 about assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

defined benefit postretirement plans. KENG's has implemented the requirements of this Statement, as it relates to members of a defined pension and other postretirement benefit plan, in Footnote 2 "Postretirement Benefits."


Note 2.  Postretirement Benefits

Pension: KENG employees are members of KeySpan's noncontributory defined benefit pension plans covering substantially all employees associated with KeySpan. Benefits are based on years of service and compensation. Pension costs are allocated to KENG; related pension obligations and assets are commingled and are not allocated to the individual sponsors (i.e. KENG). Pension expense attributed to KENG for the years ended December 31, 2003 and 2002, was approximately $9.0 million and $3.8 million, respectively. These costs are then allocated to client companies as burden costs based upon direct labor costs of KENG. Funding for pensions is in accordance with requirements of federal law and regulations.

Other Postretirement Benefits: KENG employees are members of KeySpan's noncontributory defined benefit plans under which is provided certain health care and life insurance benefits for retired employees of KeySpan. Other postretirment benefit costs are allocated to KENG, related pension obligations and assets are commingled and are not allocated to the individual sponsors (i.e.
KENG). KENG has been funding a portion of future benefits over employees' active service lives through Voluntary Employee Beneficiary Association (VEBA) trusts. Contributions to VEBA trusts are tax deductible, subject to limitations contained in the Internal Revenue Code. Other Postretirement benefit expense attributed to KENG for the years ended December 31, 2003 and 2002, was approximately $4.7 million and $2.8 million, respectively. These costs are then allocated to client companies as burden costs based upon direct labor costs of KENG.

Note 3.  Notes Payable to Associate Companies (Short-Term)

KeySpan has established a utility money pool to coordinate short-term borrowings for certain subsidiaries. The money pool provides a more efficient use of cash resources of KeySpan and reduces outside borrowings. The money pool is administered by KeySpan Corporate Services ("KCS") and funded, as needed, through the issuance of commercial paper by KeySpan. Interest expense and other fees are allocated based on borrowing amounts. The Public Service Commission of New York has restricted KEDNY and KEDLI from lending to the utility money pool but do permit these utilities to borrow from the utility money pool.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

Note 4  Operating Leases

Substantially all leases, other than leases associated with KEDNE and non-regulated businesses of KeySpan, are the obligation of KeySpan Corporate Services. KENG records, as an intercompany expense, costs incurred for the use of leased equipment such as buildings, office equipment, vehicles, and powered operated equipment. These intercompany expenses, which are not specifically identified in intercompany billings, are reflected in Operations and Maintenance expense in the Statement of Income.


Note 5. Income Tax

KENG files a consolidated federal income tax return with the Parent. A tax sharing agreement between the Parent and its subsidiaries provides for the allocation of a realized tax liability or benefit based on separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return.

Income tax expense (benefit) is reflected as follows in the Statement of Income:

------------------------------------------------------------------------------
                                                     (In Thousands of Dollars)
------------------------------------------------------------------------------
                                               Year Ended          Year Ended
                                             December 31,         December 31,
                                                 2003                2002
------------------------------------------------------------------------------
Current income tax                           $ (2,306)             $ 2,137
Deferred income tax                             2,371               (2,062)
------------------------------------------------------------------------------
Total income tax expense                     $     65              $    75
==============================================================================

The components of the deferred tax assets and (liabilities) reflected in the Balance Sheet are as follows:


-----------------------------------------------------------------------------
                                                   (In Thousands of Dollars)
-----------------------------------------------------------------------------
                                             December 31,       December 31,
                                                2003               2002
-----------------------------------------------------------------------------

Benefit of tax loss carryforward              $ 2,929             $ 2,854
Other                                           2,096               4,541
-----------------------------------------------------------------------------
Net deferred tax asset                        $ 5,025             $ 7,395
==============================================================================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)


The following is a reconciliation between reported income tax and tax computed at the statutory federal income tax rate of 35%:



-----------------------------------------------------------------------------
                                                    (In Thousands of Dollars)
-----------------------------------------------------------------------------
                                                 Year Ended       Year Ended
                                                December 31,     December 31,
                                                    2003             2002
-----------------------------------------------------------------------------
Computed at the statutory rate                           16         $    30
Adjustments related to:
   Accrual to return adjustments                          7               7
   Penalties                                             27              40
   State income taxes                                    24
   Other                                                 (9)             (2)
-----------------------------------------------------------------------------
Total income tax expense                                 65         $    75
=============================================================================

           ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                  For the Year Ended December 31, 2003

                                  SCHEDULE XV
                              STATEMENT OF INCOME
                                 (In Thousands)

------------------------------------------------------------------------------------------------------

                                                                                YEAR          YEAR
                                                                                ENDED         ENDED
 ACCOUNT                            DESCRIPTION                               12/31/2003    12/31/2002
--------------------------------------------------------------------------   -----------   -----------
INCOME
457.1     SERVICES RENDERED TO ASSOCIATE COMPANIES                            $ 102,603    $   90,413
457.2     SERVICES RENDERED TO ASSOCIATE COMPANIES                               20,684        15,927
457.3     SERVICES RENDERED TO ASSOCIATE COMPANIES                                  (34)        1,774
                                                                             -----------   -----------
                                   TOTAL INCOME                               $ 123,253     $ 108,114
                                                                             -----------   -----------
EXPENSE
502       STEAM EXPENSES - STEAM POWER GENERATION                                   435             -
505       ELECTRIC EXPENSES - STEAM POWER GENERATION                                 36             -
506       MISC.  STEAM POWER EXPENSES - STEAM POWER GENERATION                      333             3
510       MAINTENANCE SUPERVISION AND ENG'G - STEAM POWER GENERATION                  6
511       MAINTENANCE OF STRUCTURES - STEAM POWER GENERATION                      1,189         1,278
512       MAINTENANCE OF BOILER PLANT - STEAM POWER GENERATION                    2,581         3,405
513       MAINTENANCE OF ELECTRIC PLANT - STEAM POWER GENERATION                  6,723         7,467
514       MAINTENANCE OF MISC.  STEAM PLANT - STEAM POWER GENERATION                306            96
528       MAINTENANCE SUPERVISION AND ENGINEERING - NUCLEAR POWER GEN.                -             -
546       OPERATION SUPERVISION AND ENGINEERING - OTHER POWER GENERATION              6            22
548       GENERATION EXPENSES - OTHER POWER GENERATION                              378           212
549       MISCELLANEOUS  OTHER POWER GENERATION EXPENSES                          3,201         2,354
551       MAINTENANCE SUPERVISION AND ENGINEERING - OTHER POWER GEN.              1,738         1,331
552       MAINTENANCE OF STRUCTURES - OTHER POWER GENERATION                        387           281
553       MAINTENANCE OF GENERATING AND ELECTRIC PLANT - OTHER POWER GEN.           969         2,348
554       MAINTENANCE OF MISC. OTHER POWER GENERATION PLANT                       6,378         4,274
568       MAINTENANCE SUPERVISION AND ENGINEERING - TRANSMISSION                      -             -
569       MAINTENANCE OF STRUCTURES - TRANSMISSION                                    3             1
570       MAINTENANCE OF STATION EQUIPMENT - TRANSMISSION                           409            60
572       MAINTENANCE OF UNDERGROUND LINES - TRANSMISSION                            83             -
583       OVERHEAD LINE EXPENSES - DISTRIBUTION                                       1             7
584       UNDERGROUND LINE EXPENSES - DISTRIBUTION                                    -            (6)
590       MAINTENANCE SUPERVISION AND ENGINEERING - DISTRIBUTION                      3           (25)
592       MAINTENANCE OF STATION EQUIPMENT - DISTRIBUTION                         8,103         9,753
593       MAINTENANCE OF OVERHEAD LINES - DISTRIBUTION                               16            (7)
594       MAINTENANCE OF UNDERGROUND LINES - DISTRIBUTION                             2             -
595       MAINTENANCE OF LINE TRANSFORMER - DISTRIBUTION                            336             9
848       MAINTENANCE OF OTHER EQUIPMENT - LOCAL STORAGE                             11             -
863       MAINTENANCE OF MAINS - DISTRIBUTION                                        59             -
874       MAINS & SERVICES EXPENSES                                                   -             -
893       MAINTENANCE OF METERS AND HOUSE REGULATORS                                172           141
920       ADMINISTRATIVE AND GENERAL SALARIES                                    16,250        15,683
921       OFFICE SUPPLIES AND EXPENSES                                            8,547         7,120
930.2     MISCELLANEOUS GENERAL EXPENSES                                             60             8
940       SERVICE COMPANY EXPENSES TO CAPITAL                                    58,564        46,161
955       OTHER DEFERRED EXPENSES                                                     6             -
984       SERVICE COMPANY EXPENSES TO CLEARING ACCOUNTS                           5,892         4,330
408       TAXES OTHER THAN INCOME                                                    26            46
409       INCOME TAXES                                                           (2,306)        2,137
410       PROVISION FOR DEFERRED INCOME TAXES                                     2,371        (2,062)
419       INTEREST AND DIVIDEND INCOME                                             (101)          (39)
426.3     PENALTIES                                                                  78            56
426.5     OTHER DEDUCTIONS                                                            -           (26)
430       INTEREST ON DEBT TO ASSOCIATED COMPANIES                                   19         1,689
431       OTHER INTEREST EXPENSE                                                      2             1
                                                                             -----------   -----------
                                   TOTAL EXPENSE                              $ 123,272     $ 108,108
                                                                             -----------   -----------

                                                                             -----------   -----------
          NET INCOME OR (LOSS)                                                $     (19)    $       6
                                                                             ===========   ===========

           ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                               ANALYSIS OF BILLING
                               ASSOCIATE COMPANIES
                                  ACCOUNT 457
                                 (In Thousands)

----------------------------------------------------------------------------------------------------------
                                                 DIRECT       INDIRECT       COMPENSATION       TOTAL
          NAME OF ASSOCIATE COMPANY               COSTS         COSTS         FOR USE OF        AMOUNT
                                                 CHARGED       CHARGED          CAPITAL         BILLED
----------------------------------------------------------------------------------------------------------
                                                  457-1         457-2            457-3

Boston Gas Company                              $       16     $        (1)     $          -    $      15
Colonial Gas Company                                     8               -                 -            8
Energy North Natural Gas, Inc.                           -               -                 -            -
KeySpan Utility Services LLC                             -               -                 -            -
KeySpan Electric Services LLC                       46,745           6,936               (11)      53,670
KeySpan Generation LLC                              41,962           5,245               (18)      47,189
KeySpan Energy Development Corporation                 629               -                 -          629
KeySpan Gas East Corporation                         2,323             643                 -        2,966
The Brooklyn Union Gas Company                         381              27                 -          408
KeySpan Ravenswood Services Corp.                    8,186           7,829                (5)      16,010
KeySpan Energy Trading Services LLC                     89               6                 -           95
KeySpan Glenwood Energy Center LLC                   1,090               -                 -        1,090
KeySpan Port Jefferson Energy Center LLC             1,170               -                 -        1,170
KeySpan Services Inc.                                    -              (1)                -           (1)
KeySpan Corporation                                      4               -                 -            4
                                               -----------------------------------------------------------

                    TOTAL                         $102,603        $ 20,684             $ (34)   $ 123,253
                                               ===========================================================

            ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                  ACCOUNT 458
                                 (In Thousands)

------------------------------------------------------------------------------------------------------------
                                                   DIRECT       INDIRECT       COMPENSATION        TOTAL
          NAME OF ASSOCIATE COMPANY                COSTS          COSTS         FOR USE OF        AMOUNT
                                                  CHARGED        CHARGED          CAPITAL         BILLED
------------------------------------------------------------------------------------------------------------
                                                   458-1          458-2            458-3




                                               -------------------------------------------------------------
                    TOTAL                       $        -      $        -       $        -      $        -
                                               =============================================================

                        ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                   For the Year Ended December 31, 2003

                               SCHEDULE XVI
                            ANALYSIS OF CHARGES FOR SERVICE
                               ASSOCIATE AND NONASSOCIATE COMPANIES
                              (In Thousands)

INSTRUCTION:   Total cost of service will equal for associate  and  nonassociate companies the total amount billed under their separate analysis of billing schedules.



                                           ------------------------------ ----------------------------- ---------------------------
                                             ASSOCIATE COMPANY CHARGES    NONASSOCIATE COMPANY CHARGES    TOTAL CHARGES FOR SERVICE
                                           ------------------------------ ----------------------------- ---------------------------
                                            DIRECT     INDIRECT            DIRECT  INDIRECT              DIRECT   INDIRECT
 ACCOUNT        DESCRIPTION                  COST       COST      TOTAL    COST    COST      TOTAL       COST      COST       TOTAL
------------------------------------------------------------------------- ----------------------------- ---------------------------

 502   Steam Expenses -                      $    435   $   -    $    435  $  -    $   -     $ -        $   435   $    -   $    435
       Steam Power Generation
 505   Electric Expenses -                         36       -          36     -        -       -             36        -         36
       Steam Power Generation
 506   Misc. Steam Power Expenses -               258      75         333     -        -       -            258       75        333
       Steam Power Gen.
 510   Maintenance Supervision and Eng'g-           6       -           6     -        -       -              6        -          6
       Steam Power Gen.
 511   Maintenance of Structures -              1,189       -       1,189     -        -       -          1,189        -      1,189
       Steam Power Gen.
 512   Maintenance of Boiler Plant -            2,581       -       2,581     -        -       -          2,581        -      2,581
       Steam Power Gen.
 513   Maintenance of Electric Plant -          6,723       -       6,723     -        -       -          6,723        -      6,723
       Steam Power Gen.
 514   Maintenance of Misc. Steam Plant-          305       1         306     -        -       -            305        1        306
       Steam Power Gen.
 528   Maintenance Supervision and Eng'g-           -       -           -     -        -       -              -        -          -
       Nuclear Power
 546   Operation Supervision and Eng'g-             6       -           6     -        -       -              6        -          6
       Other Power Gen.
 548   Generation Expenses -                      378       -         378     -        -       -            378        -        378
       Other Power Generation
 549   Misc. Other Power                        3,201       -       3,201     -        -       -          3,201        -      3,201
       Generation Expenses
 551   Maintenance Supervision and Eng'g-       1,738       -       1,738     -        -       -          1,738        -      1,738
       Other Power Gen.
 552   Maintenance of Structures -                387       -         387     -        -       -            387        -        387
       Other Power Gen.
 553   Maintenance of Generating &                969       -         969     -        -       -            969        -        969
       Electric Plant - Other Power Gen.
 554   Maintenance of Misc. Other               6,378       -       6,378     -        -       -          6,378        -      6,378
       Power Generation Plant
 568   Maintenance Supervision and Eng'g-           -       -           -     -        -       -              -        -          -
       Transmission
 569   Maintenance of Structures -                  3       -           3     -        -       -              3        -          3
       Transmission
 570   Maintenance of Station Equipment-          409       -         409     -        -       -            409        -        409
       Transmission
 572   Maintenance of Underground Lines-           83       -          83     -        -       -             83        -         83
       Transmission
 583   Overhead Line Expenses -                     1       -           1     -        -       -              1        -          1
       Distribution
 584   Underground Line Expenses -                  -       -           -     -        -       -              -        -          -
       Distribution
 590   Maintenance Supervision and Eng'g-           3       -           3     -        -       -              3        -          3
       Distribution
 592   Maintenance of Station Equipment-        8,100       3       8,103     -        -       -          8,100        3      8,103
       Distribution
 593   Maintenance of Overhead Lines -             16       -          16     -        -       -             16        -         16
       Distribution
 594   Maintenance of Underground Lines-            2       -           2     -        -       -              2        -          2
       Distribution
 595   Maintenance of Line Transformer-           336       -         336     -        -       -            336        -        336
       Distribution
 848   Maintenance of Other Equipment-             11       -          11     -        -       -             11        -         11
       Local Storage
 863   Maintenance of Mains -                      59       -          59     -        -       -             59        -         59
       Distribution
 874   Mains and Services Expenses                  -       -           -     -        -       -              -        -          -
 893   Maintenance of Meters                      172       -         172     -        -       -            172        -        172
       and House Regulators
 920   Administrative and General Salaries      7,545   8,705      16,250     -        -       -          7,545    8,705     16,250
 921   Office Supplies and Expenses             2,795   5,752       8,547     -        -       -          2,795    5,752      8,547
 923   Outside Services Employed                    -                   -     -        -       -              -        -          -
 924   Property Insurance                           -                   -     -        -       -              -        -          -
 926   Employee Pensions and Benefits               -                   -     -        -       -              -        -          -
 928   Regulatory Commission Expenses               -                   -     -        -       -              -        -          -
930.1  Institutional or                             -        -          -     -        -       -              -        -          -
       Goodwill Advertising
930.2  Miscellaneous General Expenses               -       60         60     -        -       -              -       60         60
 931   General Rents                                -        -          -     -        -       -              -        -          -
 940   Services Company Expenses to Capital    53,946    4,618     58,564     -        -       -         53,946    4,618     58,564
 955   Other Deferred Expenses                      6        -          6     -        -       -              6        -          6
 984   Services Company Expenses                4,448    1,444      5,892     -        -       -          4,448    1,444      5,892
       to Clearing Accounts
 403   Depreciation Expense                         -        -          -                                     -        -          -
 408   Taxes Other Than Inc. Taxes -                -       26         26     -        -       -              -       26         26
       Payroll, Fuel & State Excise
 421   Miscellaneous Nonoperating Income            -        -          -     -        -       -              -        -          -
421.1  Gain on Disposition of Property              -        -          -     -        -       -              -        -          -
426.1  Donations                                    -        -          -     -        -       -              -        -          -
426.3  Penalties                                   78        -         78     -        -       -             78        -         78
426.5  Other Deductions                             -        -          -     -        -       -              -        -          -
                                            ----------------------------- --------------------------------------------------------
                 SUB-TOTAL EXPENSES           102,603   20,684    123,287     -        -       -        102,603   20,684    123,287
 408   Taxes Other Than Income Taxes-Other          -         -         -     -        -       -              -        -          -
 409   Income Taxes                                 -         -    (2,306)    -        -       -              -        -     (2,306)
 410   Provision for Deferred Income Taxes          -         -     2,371     -        -       -              -        -      2,371
 419   Interest and Dividend Income                 -         -      (101)    -        -       -              -        -       (101)
 427   Interest on Long-term Debt                   -         -         -     -        -       -              -        -          -
 428   Amortization of Debt Discount                -         -         -     -        -       -              -        -          -
       and Expense
 430   Interest on Debt to                          -         -        19     -        -       -              -        -         19
       Associated Companies
 431   Other Interest Expense                       -         -         2     -        -       -              -        -          2
                                            ----------------------------- ---------------------------------------------------------
       TOTAL COST OF SERVICE                 $102,603   $20,684  $123,272   $ -    $   -     $ -       $102,603  $20,684   $123,272
                                            ============================= =========================================================


              ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                                 SCHEDULE XVII
                      SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION:   Indicate each department or service  function.  (See  Instruction
               01-3  General  Structure of  Accounting  System:  Uniform  System
               Account)

                         DEPARTMENT OR SERVICE FUNCTION

                                                         Corporate            Financial
                                       Total               Cost    Generation Operations    T&D     Electric Compensation    Gas
ACCOUNT      DESCRIPTION               Amount   Overhead  Center   Services     EBU      Management Planning & Benefits  Engineering
------------------------------------------------------------------------------------------------------------------------------------
 502  Steam Expenses -                $   435    $ 184       $ -     $ 251       $ -         $ -     $ -           $ -         $ -
      Steam Power Generation
 505  Electric Expenses -                  36       14         -        22         -           -       -             -           -
      Steam Power Generation
 506  Misc. Steam Power Expenses          333      115         -       214         -           4       -             -           -
      - Steam Power Gen.
 510  Maintenance Supervision               6        3         -         2         -           1       -             -           -
      and Eng'g - Steam Power Gen.
 511  Maintenance of Structures         1,189      500         -       689         -           -       -             -           -
      - Steam Power Gen.
 512  Maintenance of Boiler Plant       2,581    1,072         -     1,509         -           -       -             -           -
      - Steam Power Gen.
 513  Maintenance of Electric           6,723    2,686         -     4,037         -           -       -             -           -
      Plant - Steam Power Gen.
 514  Maintenance of Misc.                306      117         -       184         -           5       -             -           -
      Steam Plant - Steam Power Gen.
 528  Maintenance Supervision               -        -         -         -         -           -       -             -           -
      and Eng'g - Nuclear Power
 546  Operation Supervision                 6        3         -         3         -           -       -             -           -
      and Eng'g - Other Power Gen.
 548  Generation Expenses                 378       15         -       363         -           -       -             -           -
      - Other Power Generation
 549  Misc. Other Power                 3,201      976         -     2,225         -           -       -             -           -
      Generation Expenses
 551  Maintenance Supervision           1,738      874         -       860         -           -       -             4           -
      and Eng'g - Other Power Gen.
 552  Maintenance of Structures           387      155         -       232         -           -       -             -           -
      - Other Power Gen.
 553  Maintenance of Generating           969      295         -       674         -           -       -             -           -
      & Electric Plant
      - Other Power Gen.
 554  Maintenance of Misc.              6,378      952         -     5,426         -           -       -             -           -
      Other Power Generation Plant
 568  Maintenance Supervision               -        -         -         -         -           -       -             -           -
      and Eng'g - Transmission
 569  Maintenance of Structures             3        -         -         -         -           3       -             -           -
      - Transmission
 570  Maintenance of Station              409       47         -         8         -         354       -             -           -
      Equipment - Transmission
 572  Maintenance of Underground           83       61         -        20         -           2       -             -           -
      Lines - Transmission
 583  Overhead Line Expenses                1        -         -         1         -           -       -             -           -
      - Distribution
 584  Underground Line Expenses             -        -         -         -         -           -       -             -           -
      - Distribution
 590  Maintenance Supervision               3        -         -         3         -           -       -             -           -
      and Eng'g - Distribution
 592  Maintenance of Station            8,103    3,315         -        12         -       4,776       -             -           -
      Equipment - Distribution
 593  Maintenance of Overhead              16        1         -         -         -          15       -             -           -
      Lines - Distribution
 594  Maintenance of Underground            2        1         -         1         -           -       -             -           -
      Lines - Distribution
 595  Maintenance of Line                 336      147         -       189         -           -       -             -           -
      Transformer - Distribution
 848  Maintenance of Other                 11        5         -         6         -           -       -             -           -
      Equipment - Local Storage
 863  Maintenance of Mains                 59       26         -        33         -           -       -             -           -
      - Distribution
 874  Mains and Services Expenses           -        -         -         -         -           -       -             -           -
 893  Maintenance of Meters               172       70         -       102         -           -       -             -           -
      and House Regulators
 920  Administrative and               16,250    7,589         -     4,924         -       2,303   1,360            74           -
      General Salaries
 921  Office Supplies and Expenses      8,547      545         -     5,959         2       1,470     569             -           2
 923  Outside Services Employed             -        -        84         -         -           -       -           (84)          -
 924  Property Insurance                    -        -         -         -         -           -       -             -           -
 926  Employee Pensions and Benefits        -  (21,642)   13,788         -         -           -       -         7,854           -
 928  Regulatory Commission Expenses        -        -         -         -         -           -       -             -           -
930.1 Institutional or                      -        -         -         -         -           -       -             -           -
      Goodwill Advertising
930.2 Miscellaneous General Expenses       60        -         -         -         -           -       -            60           -
 931  General Rents                         -        -         -         -         -           -       -             -           -
 940  Services Company Expenses        58,564   18,318         -    26,587         -      13,120     530            11          (2)
      to Capital
 955  Other Deferred Expenses               6        3         -         -         -           3       -             -           -
 984  Services Company Expenses         5,892    2,028         -        21         -       3,833       -             4           6
      to Clearing Accounts
 403  Depreciation Expense                  -        -         -         -         -           -       -             -           -
 408  Taxes Other Than Inc. Taxes          26   (4,521)    4,547         -         -           -       -             -           -
      - Payroll, Fuel & State Excise
 421  Miscellaneous Nonoperating            -        -         -         -         -           -       -             -           -
      Income
421.1 Gain on Disposition of                -        -         -         -         -           -       -             -           -
      Property
426.1 Donations                             -        -         -         -         -           -       -             -           -
426.3 Penalties                            78        -         -        78         -           -       -             -           -
426.5 Other Deductions                      -        -         -         -         -           -       -             -           -
                                     -----------------------------------------------------------------------------------------------
                SUB-TOTAL EXPENSES    123,287   13,954    18,419    54,635         2      25,889   2,459         7,923           6
 408  Taxes Other Than Income               -        -         -         -         -           -       -             -           -
      Taxes-Other
 409  Income Taxes                     (2,306)       -    (2,306)        -         -           -       -             -           -
 410  Provision for Deferred            2,371        -     2,371         -         -           -       -             -           -
      Income Taxes
 419  Interest and Dividend Income       (101)       -      (101)        -         -           -       -             -           -
 427  Interest on Long-term Debt            -        -         -         -         -           -       -             -           -
 428  Amortization of Debt Discount         -        -         -         -         -           -       -             -           -
      and Expense
 430  Interest on Debt to                  19        -        19         -         -           -       -             -           -
      Associated Companies
 431  Other Interest Expense                2        -         2         -         -           -       -             -           -
                                     -----------------------------------------------------------------------------------------------
      TOTAL COST OF SERVICE          $123,272  $13,954   $18,404   $54,635        $2     $25,889  $2,459        $7,923          $6
                                     ===============================================================================================

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                       DEPARTMENTAL ANALYSIS OF SALARIES
                                  ACCOUNT 920
                                 (In Thousands)



                                                 DEPARTMENTAL SALARY EXPENSE
                                         ----------------------------------------------------------
NAME OF DEPARTMENT                                            INCLUDED IN AMOUNTS BILLED TO            PERSONNEL
--------------------------                              -------------------------------------------
Indicate each department                    TOTAL         PARENT         OTHER            NON           END OF
or service function                         AMOUNT        COMPANY      ASSOCIATES     ASSOCIATES         YEAR
                                         -------------  ------------  -------------  --------------   ------------

Generation Services                           $ 9,118           $ -        $ 9,118             $ -            577

T&D Management                                  4,400             -          4,400               -            128

Electric Planning                               2,658             -          2,658               -             25

Compensation & Benefits                            74             -             74               -              -
                                         -------------  ------------  -------------  --------------   ------------

TOTAL                                        $ 16,250           $ -       $ 16,250             $ -            730
                                         =============  ============  =============  ==============   ============

              ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                            OUTSIDE SERVICE EMPLOYED

                                 (In Thousands)

INSTRUCTION: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                                             RELATIONSHIP
                                                    DESCRIPTION OF          "A"= ASSOCIATE
            FROM WHOM PURCHASED                    LARGEST INVOICE        "NA"= NONASSOCIATE     AMOUNT           ACCOUNT
----------------------------------------------------------------------------------------------------------------------------
Legal Services
   4 items less than $100,000                Legal Services                       NA               $ 93          549 & 921
                                                                                              ==========


Consulting Services
   Analytical Surveys Inc.                   Engineering Services                 NA            $ 5,605             940
   Environmental Systems Research Institute (Engineering Services                 NA                840             940
   12 Other Items less than $100,000         Engineering Services                 NA                267     554, 595,921 & 940
                                                                                              ----------
                                                                                                $ 6,712
                                                                                              ==========


                                             TOTAL                                              $ 6,805
                                                                                              ==========

              ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                         EMPLOYEE PENSIONS AND BENEFITS
                                  ACCOUNT 926
                                 (In Thousands)

INSTRUCTION:   Provide  a  listing  of each  pension  plan and  benefit  program provided by the service company. Such listing should be limited to $25,000.


DESCRIPTION                                                                              AMOUNT
------------------------                                                             ---------------

Pension                                                                                     $ 9,032

Employee 401K Match                                                                             686

OPEB Expense                                                                                  4,718

Workers Compensation                                                                            709

Employee Benefits (including medical, dental, life insurance and AD&D premiums)               6,497
                                                                                     ---------------

SUB-TOTAL                                                                                    21,642

Less:  Costs Distributed to Various Accounts as Labor Burdens                                21,642
                                                                                     ---------------

TOTAL                                                                                           $ -
                                                                                     ===============

              ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                          GENERAL ADVERTISING EXPENSES
                                 ACCOUNT 930.1
                                 (In Thousands)

INSTRUCTION: Provide a listing of the amount included in Account 930.1 - General Advertising Expenses, classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregrate amount applicable thereto.


      DESCRIPTION                                           NAME OF PAYEE                                       AMOUNT
------------------------------------   ----------------------------------------------------------          -----------------

ACCOUNT 930.1 - GENERAL ADVERTISING EXPENSES                                                                            $ -
                                                                                                           =================

              ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                         MISCELLANEOUS GENERAL EXPENSES
                                 ACCOUNT 930.2
                                 (In Thousands)

INSTRUCTION: Provide a list of the amount included in Account 930.2 - Miscellaneous General Expenses, classifying the items according to their nature. Payments and expenses permitted by Section 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-284 in 1976 (2 U.S.C.S. 441 (b) (2) shall be separately classified.


DESCRIPTION                                                                                   AMOUNT
------------------------                                                                  ---------------

Officer's Stock Unit Plan & Long-term Restricted Stock Grant                                        $ 60
                                                                                          ===============

              ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                                     RENTS
                                  ACCOUNT 931
                                 (In Thousands)

INSTRUCTION: Provide a list of the amount included in Account 931 - Rents, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


DESCRIPTION                                                                      AMOUNT
------------------------                                                       -----------

ACCOUNT 931 - RENTS                                                                   $ -
                                                                               ===========


              ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                         TAXES OTHER THAN INCOME TAXES
                                  ACCOUNT 408
                                 (In Thousands)

INSTRUCTIONS: Provide an analysis of Account 408 - Taxes Other Than Income Taxes. Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of them various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.


KIND OF TAX                                                                                 AMOUNT
------------------------                                                                  -----------

Other Than U.S. Government Taxes

          Payroll Taxes (including FICA, Medicare and Federal
                                and State Unemployment)                                      $ 4,521

          State Excise Tax                                                                        21

          Fuel Tax                                                                                 5
                                                                                          -----------

          SUB-TOTAL                                                                          $ 4,547

          Less:  Payroll Taxes Distributed to Various Accounts as Labor Burdens                4,521
                                                                                          -----------

          TOTAL                                                                                 $ 26
                                                                                          ===========


              ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                                   DONATIONS
                                 ACCOUNT 426.1
                                 (In Thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1 - Donations, classifying such expenses by its purpose. The aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.


NAME OF RECIPIENT                                        PURPOSE OF DONATION                           AMOUNT
-----------------------------------                      ---------------------------------           ------------

ACCOUNT 426.1 - DONATIONS                                                                                $ -               -
                                                                                                     ============


              ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                                OTHER DEDUCTIONS
                                 ACCOUNT 426.5
                                 (In Thousands)

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5 - Donations, classifying such expenses by its purpose. The aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.


DESCRIPTION                              NAME OF PAYEE                                       AMOUNT
-----------------------                  ---------------------------------                 -----------


ACCOUNT 426.5 - OTHER DEDUCTIONS                                                                  $ -
                                                                                           ===========


              ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME



INSTRUCTIONS:  The space below is provided for  important  notes  regarding  the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



              SEE NOTES TO FINANCIAL STATEMENTS

              ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                                  SCHEDULE XIX
                            FINANCIAL DATA SCHEDULE
                                 (In Thousands)


Net Service Company Property                                                        $     53
Total Investments                                                                   $      -
Total Current And Accrued Assets                                                    $ 35,482
Total Deferred Debits                                                               $  3,469
Balancing Amount for Total Assets and Other Debits                                  $      -
Total Assets and Other Debits                                                       $ 39,004
Total Proprietary Capital                                                           $    464
Total Long-Term Debt                                                                $      -
Notes Payable                                                                       $      -
Notes Payable to Associate Companies                                                $      -
Balancing Amount for Total Current and Accrued Liabilities                          $ 40,636
Total Deferred Credits                                                              $      -
Accumulated Deferred Income Tax Credits                                             $ (2,096)
Total Liabilities and Proprietary Capital                                           $ 39,004
Services Rendered to Associate Companies                                            $123,253
Services Rendered to Nonassociate Companies                                         $      -
Miscellaneous Income or Loss                                                        $      -
Total Income                                                                        $123,253
Salaries and Wages                                                                  $ 16,250
Employee Pensions and Benefits                                                      $      -
Balancing Amount for Total Expenses                                                 $107,022
Total Expenses                                                                      $123,272
Net Income (Loss)                                                                   $    (19)
Total Cost of Service (Direct Costs)                                                $102,603
Total Cost of Service (Indirect Costs)                                              $ 20,684
Total Cost of Service (Total)                                                       $123,272
Number of Personnel End of Year                                                          730


                  ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.
                      For the Year Ended December 31, 2003

                               ORGANIZATION CHART


              Chief Executive Officer - Engineering

              Chief Executive Officer - Surveying

                    Senior Vice President & Secretary

                    Senior Vice President & Treasurer

                          Vice President, Controller & Chief Accounting Officer

                                Assistant Secretary

                                Assistant Secretary

                                Assistant Secretary

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

               Service Company Cost Allocation Policy & Procedure

The Service Companies allocate all service company costs to associated regulated and non-utility companies through a tiered approach. All costs are allocated and billed at cost. First and foremost, costs will be directly charged whenever practicable, including instances when more than one associate company is receiving the same goods or service at the same time. Secondly, in cases where direct charging cannot be readily determined, costs will be allocated using cost/causation principles linked to the relationship of that type of service. This allocation methodology reflects operational aspects of the charge and applies costs in a meaningful and impartial method.

The Service Companies allocate costs among associated companies receiving services from it under a Service Agreement using the following descriptions of service, cost accumulation, assignment and allocation methodologies:

A. Description of Services Offered by KeySpan Engineering & Survey Inc.


1.   General Engineering


Advise and assist Client Companies in the study, planning, engineering, maintenance and construction of energy plant facilities of each Client Company and of the Gas Systems and the Electric Systems as a whole, and advise, assist and manage the planning, engineering (including maps and records) and construction operations of Client Companies. Develop and administer quality assurance programs of Client Companies.


Develop long-range operational programs for all the Client Companies and advise and assist each Client Company in the coordination of such programs with the programs of the other Client Companies.

2.       Executive and Administrative


Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, acquisition and disposition of properties, expansion of business, rate structures and other related matters.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

B.       Methods of Allocation


Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KENG, including a reasonable return on capital which will reflect a capitalization of KENG of no more than equity of ten percent (10%), and all associated taxes.


KENG will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KENG in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KENG may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KENG will establish annual budgets for controlling the expenses of each department.


Monthly KENG costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae or clearing accounts. To the extent possible such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KENG cost centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.


Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KENG concludes it is able to perform. No amendment, alteration or rescission of an activity or

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.


           Service Company Cost Allocation Policy & Procedure (Cont'd)


project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KENG pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues, assets, etc. managed on their behalf, will be included in the basis with the applicable Client Company's data in order to determine appropriate allocations.


The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result in an inequity because of a change in operations or organization, then KENG may adjust the basis to effect an equitable distribution.

The applications of Service Allocations are described more fully below.

          Service Department
               Or Function                           Basis of Allocation
          -----------------                         ---------------------

         General Engineering                              Clearing
                                                             Property
                                                             3-point formula

         Executive and Administrative                     3-point formula


Definition of Allocation Factors to be used by KENG
---------------------------------------------------


Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Clearing - costs are accumulated and distributed among cost centers based on the type of expenditure in the account. Clearing accounts can be used to accumulate overhead charges (such as fringe benefits) or specific service charges (such as transportation). Distribution of charges is done on a related

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.


           Service Company Cost Allocation Policy & Procedure (Cont'd)


basis such as labor costs for fringe benefits or number of vehicles for transportation.


Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Revenue - A ratio based on the revenue for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the Client Company to the total of the same factors for all recipient Client Companies. The factors are an equal weighting of Revenue, Assets, and Expenses. These ratios will be calculated annually based on actual experience.

               ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.


                      For the Year Ended December 31, 2003

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


In accordance with Instruction 01-12 of the Uniform System of Accounts prescribed by the Securities and Exchange Commission for Mutual Service Companies and Subsidiary Service Companies under the Public Utility Holding Company Act of 1935, as amended, this is an annual statement of the amount of interest on borrowed capital and compensation for the use of capital billed by KeySpan Engineering & Survey for the year ended December 31, 2003.

In 2003, KeySpan Engineering & Survey had short-term borrowings exclusively from KeySpan Corporation; other outside banking institutions were not used. The interest rates on these borrowings ranged from 1.1465% to 4.1413%. Interest in the amount of $18,968 was accrued on these borrowings and was billed to the client companies.

During 2003, KeySpan Engineering & Survey incurred other interest of $2,246 related to late payment.

In 2003, interest income in the amount of $55,047 was accrued on positive cash balances and billed to the client companies.

KeySpan Engineering and Survey does not bill its associate client companies for compensation of equity capital.

All interest was billed to each client company on the appropriate fixed percentage allocation basis in accordance with the SEC Orders and service contracts. The interest on total service company indebtedness was billed to the associate companies as follows:


                                            Borrowed            Equity
                                             Capital           Capital             Total
                                        -----------------  ----------------  -----------------
KeySpan Electric Services LLC                  $ (11,278)              $ -          $ (11,278)
KeySpan Generation LLC                           (17,897)                -            (17,897)
KeySpan Ravenswood Services Corp.                 (4,658)                -             (4,658)
                                        -----------------  ----------------  -----------------
Total                                          $ (33,833)              $ -          $ (33,833)
                                        =================  ================  =================


              ANNUAL REPORT OF KEYSPAN ENGINEERING & SURVEY, INC.

                                SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                    KEYSPAN ENGINEERING & SURVEY, INC.
                                           (Name of Reporting Company)




                                   By: /s/ Theresa A. Balog
                                       ------------------------------
                                       (Signature of Signing Officer)

                                        Theresa A. Balog
                                        Vice President and Controller
                                        ------------------------------
                                       (Printed Name & Title of Signing Officer)

                                       Date: April 30, 2004
                                       --------------------